INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the date of the Contract.

The following provisions apply to a Contract which is issued on a qualified basis under Internal Revenue Code ("IRC") Section 408(b). In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The Contract is amended as follows:

1.   This Contract Owner is the Annuitant. There shall be no Joint Owner.

2.   This Contract is not transferable.

3. This Contract, and the benefits under it, cannot be sold, assigned or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than to the issuer of the Contract.

4.   The Owner's entire interest in this Contract is nonforfeitable.

5. This Contract is established for the exclusive benefit of the Annuitant and the Annuitant's Beneficiary(ies).

6. Purchase payments shall be flexible and not fixed. Except in the case of a rollover contribution (as permitted by IRCss.402(c), 403(a)(4), 403(b)(8), or 408(d)(3)) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in IRCss.408(k), the total of any contributions shall not exceed $2,000 for any taxable year. No contribution will be accepted unless it is in cash.

     No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Code section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE plan.

7. Distributions under the Contract must commence to be distributed, no later than the first day of April following the calendar year in which the Annuitant attains age 70 1/2 (required beginning date), over (a) the life of the Annuitant, or the lives of the Annuitant and his or her designated Beneficiary, or (b) a period certain not extending beyond the life expectancy of the Annuitant, or the joint and last survivor expectancy of the Annuitant and his or her designated Beneficiary. Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either non-increasing or they may increase only as provided in Q&A F-3 of ss.1.401(a)(9)-1 of the Proposed Income Tax Regulations.

     All distributions made hereunder shall be made in accordance with the requirements of ss.401(a)(9) of the IRC, including the incidental death benefit requirements of ss.401(a)(9)(G) of the IRC, and the regulations thereunder, including the minimum distribution incidental benefit requirement of ss.1.401(a)(9)-2 of the Proposed Income Tax Regulations. If Annuity Option 3 or 4 is elected and the Joint Annuitant is not the Annuitant's spouse, then the annuity payment to the survivor may not exceed the percentage allowed under Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

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     Life  expectancy  is computed by use of the  expected  return  multiples in
     Tables V and VI of ss.1.72-9 of the Income Tax Regulations. Life expectancy for distributions under an Annuity Option may not be recalculated. The Annuitant may satisfy the minimum distribution requirements of the Code by receiving a distribution from one Individual Retirement Arrangement that is
     equal  to  the  amount   required  to  satisfy  the  minimum   distribution
     requirements for two or more Individual Retirement Arrangements. For this purpose, the owner of two or more Individual Retirement Arrangements may use the alternative method described in Notice 83-38, 1988-1 C.B. 524 to satisfy the minimum distribution requirements described above.

8. If required distributions are to be made in a form other than one of the annuity payment options contained in the Contract, then the entire value of the Contract will commence to be distributed no later than the first day of April following the calendar year in which the Annuitant attains age 70 1/2 (required beginning date), over (a) the life of the Annuitant, or the lives of the Annuitant and his or her designated Beneficiary, or (b) a period certain not extending beyond the life expectancy of the Annuitant, or the joint and last survivor expectancy of the Annuitant and his or her designated Beneficiary.

     The amount to be distributed each year, beginning with the first calendar year for which distributions are required and then for each succeeding calendar year, shall not be less than the quotient obtained by dividing the Annuitant's benefit by the lesser of (1) the applicable life expectancy or
     (2) if the Annuitant's spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q&A-4 or Q&A-5, as applicable, of ss.1.401(a)(9)-2 of the Proposed Income Tax Regulations.

     Distributions after the death of the Annuitant shall be distributed using the applicable life expectancy as the relevant divisor without regard to Proposed Income Tax Regulations ss.1.401(a)(9)-2.

     Life expectancy is computed by use of the expected return multiples in Tables V and VI of ss.1.72-9 of the Income Tax Regulations. Unless otherwise elected by the Annuitant by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the Annuitant and shall apply to all subsequent years. The life expectancy of a non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which the Annuitant attains age 70 1/2, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

9. Upon the death of the Annuitant: (a) if the Annuitant dies after distribution of benefits has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Annuitant's death; (b) if the Annuitant dies before distribution of benefits commences, the entire amount payable to the Beneficiary will be distributed no later than December 31 of the calendar year which contains the fifth anniversary of the date of the Annuitant's death except to the extent that an election is made to receive distributions in accordance with (i) (ii) or (iii) below:

     (i) if any portion of the policy proceeds is payable to a designated Beneficiary, distributions may be made in installments over the life or over a period not extending beyond the life expectancy of the designated Beneficiary commencing no later than December 31 of the calendar year immediately following the calendar year in which the Annuitant died;

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     (ii) if the designated beneficiary is the Annuitant's surviving spouse, and
          benefits  are  to  be  distributed  in  accordance   with  (i)  above,
          distributions must begin on or before the later of (a) December 31 of the calendar year immediately following the calendar year in which the Annuitant died or (b) December 31 of the calendar year in which the Annuitant would have attained age 70 1/2,

     (iii) if the designated beneficiary is the Annuitant's surviving spouse, the spouse may treat the Contract as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to the Contract, makes a rollover to or from such Contract, or fails to elect any of the above provisions.

          Life expectancy is computed by use of the expected return multiples in Tables V and VI of ss.1.72-9 of the Income Tax Regulations. Life expectancy for distributions under an Annuity Option may not be recalculated.

          Distributions under this section are considered to have begun if distributions are made on account of the individual reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to an individual over a period permitted and in an annuity form acceptable under ss.1.401(a)(9) of the Income Tax Regulations.

10. Separate records will be maintained by the Company for the interest of each Contract Owner and the Company shall furnish annual calendar year reports concerning the status of the Contract.

11. The Company may at its option either accept additional future payments or terminate the Contract by a lump sum payment of the then present value of the paid up benefit if no premiums have been received for two full consecutive policy years and the paid up annuity benefit at maturity would be less than $20 per month.

     Within ten (10) days of the date you receive your Contract, you may revoke it and receive a refund of purchase payments less any withdrawals. If the Company pursuant to the Right to Examine provision allocates payment to the Money Market Sub-Account, then the refund will be the greater of the purchase payments or the contact value. A refund period of greater than ten
     (10) days will be allowed in those states where it is required.


ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

Signed by the Company:

                 /s/ Suzanne J. Pepin                   /s/ Vincent Vitello
                     Suzanne J. Pepin                       Vincent Vitello
              Senior Vice President, Secretary            Chairman of the Board,
                     and Chief Legal Officer                CEO and President


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